                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No.  1 *)
                                            ----



                      Sinclair Broadcast Group, Inc..
          -----------------------------------------------------------
                               (Name of Issuer)


                     Class A Common Stock, $0.01 par value
          -----------------------------------------------------------
                        (Title of Class of Securities)


                                  829266 10 9
          -----------------------------------------------------------
                                (CUSIP Number)


                            Mr. James T. Byrne, Jr.
                            Office of the Secretary
                       Bankers Trust New York Corporation
                      280 Park Avenue, New York, NY 10017
                              Tel. (212) 250-1869
          -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               January 1, 1997 *
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

__________________
    *See Item 1.

                                  SCHEDULE 13D


CUSIP NO.            829266 10 9

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                Pyramid Ventures, Inc.
                                EIN No. 13-3407479

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)    [_]
                                                                (b)    [X]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS
                           WC  (See Item 3)

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)                                          [_]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                               Delaware

 NUMBERS OF             7.  SOLE VOTING POWER
   SHARES                                               556,345.45
BENEFICIALLY
  OWNED BY              8.  SHARED VOTING POWER
    EACH                                                        0
 REPORTING
PERSON WITH             9.  SOLE DISPOSITIVE POWER
                                                        556,345.45

                       10.  SHARED DISPOSITIVE POWER

                                                                0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   556,345.45

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                         [_]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     7.78%
14.     TYPE OF REPORTING PERSON

                                     CO

                                  SCHEDULE 13D


CUSIP NO.            829266 10 9

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                Bankers Trust Company
                                EIN No. 13-4941247

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)    [_]
                                                                (b)    [_]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS
                           OO  (See Item 3)

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)                                          [_]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                               New York

 NUMBERS OF             7.  SOLE VOTING POWER
   SHARES                                                52,600
BENEFICIALLY
  OWNED BY              8.  SHARED VOTING POWER
    EACH                                                      0
 REPORTING
PERSON WITH             9.  SOLE DISPOSITIVE POWER
                                                         52,600

                       10.  SHARED DISPOSITIVE POWER

                                                              0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    52,600

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                         [_]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      .79%
14.     TYPE OF REPORTING PERSON

                                     BK,IA

                                  SCHEDULE 13D


CUSIP NO.            829266 10 9

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                Bankers Trust International plc

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)    [_]
                                                                (b)    [_]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS
                           WC  (See Item 3)

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)                                          [_]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                               United Kingdom

 NUMBERS OF             7.  SOLE VOTING POWER
   SHARES                                                     0
BENEFICIALLY
  OWNED BY              8.  SHARED VOTING POWER
    EACH                                                      0
 REPORTING
PERSON WITH             9.  SOLE DISPOSITIVE POWER
                                                              0

                       10.  SHARED DISPOSITIVE POWER
                                                              0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       0

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                         [_]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0%
14.     TYPE OF REPORTING PERSON

                                      CO

                                  SCHEDULE 13D


CUSIP NO.            829266 10 9

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                BT Securities Corporation
                                EIN No. 13-3311934

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)    [_]
                                                                (b)    [_]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS
                           WC  (See Item 3)

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)                                          [_]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Delaware

 NUMBERS OF             7.  SOLE VOTING POWER
   SHARES                                                     0
BENEFICIALLY
  OWNED BY              8.  SHARED VOTING POWER
    EACH                                                      0
 REPORTING
PERSON WITH             9.  SOLE DISPOSITIVE POWER
                                                              0

                       10.  SHARED DISPOSITIVE POWER
                                                              0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       0

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                         [_]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0%
14.     TYPE OF REPORTING PERSON

                                      BD

                                  SCHEDULE 13D


CUSIP NO.            829266 10 9

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Bankers Trust New York Corporation   EIN No. 13-6180473

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)    [_]
                                                                (b)    [X]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS
                           WC, BK (See Item 3)

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)                                          [_]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Delaware

 NUMBERS OF             7.  SOLE VOTING POWER
   SHARES                                                     0/*/
BENEFICIALLY
  OWNED BY              8.  SHARED VOTING POWER
    EACH                                                      0
 REPORTING
PERSON WITH             9.  SOLE DISPOSITIVE POWER
                                                              0/*/

                       10.  SHARED DISPOSITIVE POWER
                                                              0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       0/*/

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                         [_]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0/*/
14.     TYPE OF REPORTING PERSON

                                      CO

----------
/*/ Pyramid Ventures, Inc. and Bankers Trust International plc are indirect wholly-owned subsidiaries of Bankers Trust New York Corporation. Bankers Trust Company and BT Securities Corporation are direct wholly-owned subsidiaries of Bankers Trust New York Corporation. As a result, Bankers Trust New York Corporation may be deemed to be the indirect beneficial owner of the shares of Class A Common Stock beneficially owned by Pyramid Ventures, Inc., Bankers Trust Company, BT Securities Corporation and Bankers Trust International plc.

ITEM 1.  SECURITY AND ISSUER.

    This Amendment No. 1 to the joint statement on Schedule 13D, filed June 25, 1996 (the "Original 13D"), relates to the Class A Common Stock, par value $.01
           ------------
per share (the "Class A Common Stock"), of Sinclair Broadcast Group, Inc., a
                --------------------
Maryland corporation  (the "Issuer").  The principal executive offices of the
                            ------
Issuer are located at 2000 W. 41st Street, Baltimore, Maryland 21211.

    The purpose of this Amendment No. 1 is to report the acquisition by Pyramid Ventures, Inc., a Delaware corporation ("Pyramid"), of 152,995 shares of Series
                                         -------
B Convertible Preferred Stock ("Series B Preferred Stock") of the Issuer, as a
                                ------------------------
result of the distribution of shares of such Preferred Stock by River City Broadcasting, L.P., a Delaware limited partnership (the "Partnership") to its
                                                         -----------
partners, including Pyramid. The Partnership held shares of Series A Exchangeable Preferred Stock ("Series A Preferred Stock") which were exchanged
                               ------------------------
for shares of Series B Preferred Stock, prior to the distribution thereof on November 16, 1996 and January 1, 1997.

ITEM 2.    IDENTITY AND BACKGROUND.

    Reference is made to the response to Item 3 in the Original 13D which is incorporated herein.

         Item 2(a) through (c); Item 2(f).
         --------------------------------

    This Amendment No. 1 is being filed by the persons who filed the Original 13D, (i) Pyramid Ventures, Inc., a Delaware corporation ("Pyramid"), with
                                                           -------
respect to shares of Class A Common Stock deemed to be beneficially owned by it;
(ii) Bankers Trust Company, a New York banking corporation ("BTCo."), with
                                                             -----
respect to shares of Class A Common Stock beneficially held as fiduciary on behalf of its customers; (iii) Bankers Trust International plc, a United Kingdom company ("BTI") with respect to shares of Class A Common Stock beneficially
          ---
owned by it as principal; (iv) BT Securities Corporation, a Delaware corporation ("BT Securities"), with respect to shares of Class A Common Stock beneficially
  -------------
owned by it as principal and acquired by it in the ordinary course of business in market making transactions; and (v) Bankers Trust New York Corporation, a New York corporation ("BTNY"), which as a parent of each of Pyramid, BTCo., BTI and
                   ----
BT Securities may be deemed to be the indirect beneficial owner of the shares of Class A Common Stock owned by Pyramid, BTCo., BTI and BT Securities. Each of BTCo., BTI, and BT Securities is referred sometimes as a "Purchaser".

    As described in Item 2 of the Original 13D, Pyramid was a limited partner in the Partnership which acquired shares of Series A Preferred Stock of the Issuer, in connection with the acquisition of the Partnership's assets by the Issuer. All of the shares of the Series A Preferred Stock were exchanged for shares of Series B Preferred Stock. The Partnership distributed the shares of Series B Preferred Stock to its partners on November 15, 1996 and January 1, 1997 to its partners, including Pyramid.

    Certain of the names and titles of the directors and executive officers of Pyramid, each Purchaser and BTNY have changed since the filing of the Original 13D. As amended, the name, citizenship, business or residence address, principal occupation or employment, and name, principal business and address of any corporation or organization in which such employment is conducted of each director and executive officer of Pyramid, each Purchaser, and BTNY are set forth in the revised Annex B attached hereto and incorporated into this Item 2 by reference.

    Except as set forth herein, there is no other amendment or other change to the responses to Items 2(a) through 2(c) and 2(f) as set forth in the Original 13D.

    Items 2(d) and (e).
    ------------------

    Annex C attached to the Original 13D is hereby deleted. Except as disclosed in the revised Annex C attached hereto, none of Pyramid or any Purchaser, or BTNY, or, to the knowledge of Pyramid and each Purchaser, any of the persons identified in Annex B, have during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    There is no other amendment or change to the responses to Items 2(d) and (e) as set forth in the Original 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Reference is made to the response to Item 3 in the Original 13D which is incorporated herein.

    Pyramid acquired the Series B Preferred Stock in the distribution by the
Partnership to its limited partners.   The 152,995 shares of Series B Preferred
Stock of the Issuer which Pyramid received is convertible at a price of $27.50 per share into approximately 556,345.45 shares of Class A Common Stock of the Issuer.

    Pyramid is a party to a Consent Agreement, dated as of April 10, 1996 as amended as of December 20, 1996 (the "Consent Agreement"), among certain former
                                      ------------------
holders of interests in the Partnership. As such, because it may be deemed to be a member of a group consisting of the parties to the Consent Agreement, Pyramid may be deemed for purposes of Rule 16a-1(a)(1) to beneficially own all shares of Series B Convertible Preferred Stock owned by the Partnership and by any of the parties to the Consent Agreement. Pyramid disclaims beneficial ownership of any interest in the Shares held by other parties to the Consent Agreement.

    BTCo. acquired the 52,600 shares of Class A Common Stock reported herein in the open market as fiduciary on behalf of its customers, using customer funds.

    BTI holds no shares of Class A Common Stock.reported herein as principal, using its working capital to acquire such shares of Class A Common Stock.

    BT Securities holds no shares of Class A Common Stock but it may acquire shares of Class A Common Stock in the future in the ordinary course of business in market making transactions. BT Securities uses working capital to acquire shares of Class A Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

    Reference is made to the response to Item 4 in the Original 13D which is incorporated herein.

    Pyramid acquired the shares of Series B Preferred Stock reported herein as a result of the distribution by the Partnership of such Shares. As stated in the Original 13D, Pyramid acquired its interest in the Partnership for investment purposes.

    As of the date of this Amendment No. 1, there are no amendments or changes to the reponses in the Original 13D with respect to either (i) the purpose for any acquisition of Class A Common Stock by any of the reporting persons or (ii) any present plans or proposals which relate to or would result in the events described in parts (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    Reference is made to the response to Item 5 in the Original 13D which is incorporated herein.

    (a) Pyramid, as a result of the distribution by the Partnership of 152,995 shares of Series B Preferred Stock, may be deemed to beneficially own, at the current conversion rate, 556,345.45 shares of Class A Common Stock, or 7.78% of the Class A Common Stock. Because the provisions of the Consent Agreement restrict disposition or conversion of the Series B Preferred Stock for a period greater than 60 days without the consent of the former general partner of the Partnership, Pyramid, for purposes of Rule 16a-1(a)(1), disclaims beneficial ownership in the Class A Common Stock into which the Series B Preferred Stock is convertible.

    In addition, Pyramid, because of its affiliate relationship with the Purchasers, may be deemed to have beneficial interest in the shares of Class A Common Stock in which the Purchasers have a beneficial interest. As of January 10, 1997, the aggregate number of shares in which affiliates of Pyramid have a beneficial interest equals 52,600, representing .79% of the issued and outstanding shares of Class A Common Stock.

    The Partnership, Better Communications, Inc., Barry Baker, together with certain other parties to the Consent Agreement, have filed a joint Statement on
Schedule 13D, pursuant to which they have stated that such group may be deemed to beneficially own 30,872,058 shares of Class A Common Stock, which, when issued, will represent approximately 82.32% of the issued and outstanding shares of Class A Common Stock, and that beneficial ownership of Class A Common Stock
may be attributed to all of the parties to the Consent Agreement.   Pyramid, and
each of the Purchasers as affiliates of Pyramid, specifically disclaim any beneficial ownership of any shares of Class A Common Stock of the Issuer held by members of group consisting of the other parties to the Consent Agreement.

    BTCo. beneficially owns 52,600 shares of Class A Common Stock as fiduciary on behalf of its customers, constituting .79% of the issued and outstanding shares of Class A Common Stock of the Issuer.

    BTI does not own any shares of Class A Common Stock.

    BT Securities does not own any shares of Class A Common Stock.

    As a parent of each of the Purchasers, BTNY may be deemed to be the indirect beneficial owner of the shares of Class A Common Stock, if any, owned by the Purchasers and Pyramid.

    (b) As a holder of Series B Preferred Stock, Pyramid can vote and direct the vote, or dispose or direct the disposition of such shares subject to the provisions of the Consent Agreement; the Class A Common Stock and the Series B Preferred Stock vote together as a group. Pyramid disclaims the power to vote or direct the vote, and disclaims the power to dispose or to direct the disposition of, any shares of the Class A Common Stock of the Issuer owned by the holders of other shares of Series B Preferred Stock or shares of Class A Common Stock of the Issuer owned by the other parties to the Consent Agreement.

    (c) Annex D hereto sets forth all transactions in shares of Class A Common Stock that were effected during the past sixty days by the persons referred to in paragraph (a).

    (d) No amendment or change is made to the response to Item 5(d) of the Original 13D.

    (e)  Not applicable.

    Except as set forth herein, no other amendment or change is made to the response to Item 5 of the Original 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Reference is made to the response to Item 6 in the Original 13D which is incorporated herein.

    Pyramid is a party to the Consent Agreement with the other partners of the Partnership as described in Item 4. Pursuant to the Consent Agreement, the parties thereto have agreed to restrict the disposition of shares of the Issuer's Series B Preferred Stock and Class A Common Stock.

    Except as specifically set forth herein, no other change is made to the response to Item 6 of the Original 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

  7.01.  Joint filing statement pursuant to Rule 13d-1(f)(1).

  7.02. Amendment dated December 20, 1996 to Consent Agreement (The Consent Agreement filed on June 25, 1996 with the Securities and Exchange Commission as Exhibit 7.02 to Schedule 13D which is hereby incorporated by reference).

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 23, 1997

Signature:      BANKERS TRUST NEW YORK CORPORATION


                By:    S/ James T. Byrne, Jr.
                   --------------------------------------------
                Name:  James T. Byrne, Jr.
                Title:   Senior Vice President

                                    ANNEX A
                       BANKERS TRUST NEW YORK CORPORATION
                             BANKERS TRUST COMPANY



    The following sets forth the name, mailing address, occupation or principal business affiliation and citizenship of each director and executive officer of BTNY. Unless otherwise indicated, each individual listed below is also a director or executive officer of BTCo. To the best knowledge and belief of BTNY and BTCo., none of the following persons beneficially owns any shares of Class A Common Stock.


                             Occupation or Principal
Name and Mail Address        Business Affiliation                    Citizenship
---------------------        --------------------                    -----------

                             DIRECTORS
                             ---------

George B. Beitzel            Retired Senior Vice President and          U.S.
29 King Street               Director
Chappaqua, NY  10514-3432    International Business Machines
                             Corporation

Phillip A. Griffiths         Chairman and Director                      U.S.
Institute for Advanced       Institute for Advanced Study
 Study
Olden Lane
Princeton, NJ 08540

William R. Howell            Chairman of the Board                      U.S.
J.C. Penney Company, Inc.    J.C. Penney Company, Inc.
P.O. Box 10001
Dallas, TX 75301-0001

Jon M. Huntsman              Chairman and Chief Executive Officer       U.S.
Huntsman Corporation         Huntsman Corporation
500 Huntsman Way
Salt Lake City, UT 84108

Vernon E. Jordan, Jr.        Senior Partner                             U.S.
Akin, Gump, Strauss, Hauer   Akin, Gump, Strauss, Hauer & Feld,
 & Feld, LLP                 LLP
1333 New Hampshire Avenue,
 N.W.
Suite 400
Washington D.C. 20036

Hamish Maxwell               Retired Chairman and Chief Executive       U.S.
Philip Morris Companies,     Officer
 Inc.                        Philip Morris Companies Inc.
100 Park Avenue
New York, NY 10017

Frank N. Newman              Chairman of the Board and Chief            U.S.
Bankers Trust Company        Executive Officer and President
130 Liberty Street           Bankers Trust Company;
New York, NY 10006           Chairman of the Board and Chief
                             Executive Officer and President
                             Bankers Trust New York Corporation

N.J. Nicholas Jr.            Investor                                   U.S.
15 West 53rd Street, #34F
New York, NY 10019

Russell E. Palmer            Chairman and Chief Executive Officer       U.S.
The Palmer Group             The Palmer Group
3600 Market Street
Suite 530
Philadelphia, PA 19104

Donald L. Staheli            Chairman and Chief Executive Officer       U.S.
Continental Grain Company    United States Continental Grain
277 Park Avenue, 50th Floor  Company
New York, NY 10172

Patricia Carry Stewart       Former Vice President                      U.S.
Bankers Trust Company        The Edna McConnell Clark Foundation
c/o Office of the Secretary
130 Liberty Street
New York, NY 10006

George J. Vojta              Vice Chairman                              U.S.
Bankers Trust Company        Bankers Trust Company and
130 Liberty Street           Bankers Trust New York Corporation
New York, NY 10006

Paul A. Volcker              Former Chairman                            U.S.
599 Lexington Avenue, 40th   Wolfensohn & Co., Inc.
 Floor
New York, New York 10022

                             EXECUTIVE OFFICERS
                             ------------------

Geoffrey M. Fletcher         Managing Director and Principal            U.S.
Bankers Trust Company        Accounting Officer
130 Liberty Street           Bankers Trust Company;
New York, NY 10006           Senior Vice President and Principal
                             Accounting Officer
                             Bankers Trust New York Corporation

Joseph A. Manganello, Jr.    Senior Managing Director and Chief         U.S.
Bankers Trust Company        Credit Officer
130 Liberty Street           Bankers Trust Company;
New York, NY 10006           Executive Vice President and Chief
                             Credit Officer
                             Bankers Trust New York Corporation

Richard H. Daniel            Senior Managing Director, Chief            U.S.
Bankers Trust Company        Financial Officer and Controller
130 Liberty Street           Bankers Trust Company;
New York, NY 10006           Executive Vice President, Chief
                             Financial Officer and Controller
                             Bankers Trust New York Corporation

Melvin A. Yellin             Senior Managing Director and General       U.S.
Bankers Trust Company        Counsel
130 Liberty Street           Bankers Trust Company;
New York, NY 10006           Executive Vice President and General
                             Counsel
                             Bankers Trust New York Corporation

Mark Bieler                  Senior Managing Director                   U.S.
Bankers Trust Company        Bankers Trust Company;
130 Liberty Street           Executive Vice President
New York, NY 10006           Bankers Trust New York Corporation

Christian Marie Yves De      Chairman                               U.S., France
 Balmann                     Bankers Trust International PLC;
Bankers Trust Company        Senior Managing Director
1 Appold Street              Bankers Trust Company;
Broadgate, 4th Floor         Senior Vice President
London, EC2A 2HE             Bankers Trust New York Corporation

R. Kelly Doherty             Senior Managing Director                   U.S.
Bankers Trust Company        Bankers Trust Company;
130 Liberty Street           Senior Vice President
New York, NY 10006           Bankers Trust New York Corporation

Robert A. Ferguson           Executive Vice President                Australia
Bankers Trust Australia      Bankers Trust Australia Limited;
 Limited                     Senior Managing Director
Level 15, The Chifley Tower  Bankers Trust Company;
2 Chifley Square             Senior Vice President
Sydney, N.S.W. 2000          Bankers Trust New York Corporation
Australia

Alexander P. Frick           Senior Managing Director                   U.S.
Bankers Trust Company        Bankers Trust Company;
130 Liberty Street           Senior Vice President
New York, NY 10006           Bankers Trust New York Corporation

I. David Marshall            Senior Managing Director and              Canada
Bankers Trust Company        Chief Information Officer
130 Liberty Street           Bankers Trust Company;
New York, NY 10006           Senior Vice President and
                             Chief Information Officer
                             Bankers Trust New York Corporation

B.J. Kingdon                 Senior Managing Director                   U.S.
Bankers Trust Company        Bankers Trust Company;
130 Liberty Street           Senior Vice President
New York, NY 10006           Bankers Trust New York Corporation

Ian Martin                   Executive Vice President                Australia
Bankers Trust Australia      Bankers Trust Australia Limited;
 Limited                     Senior Vice President
Level 15, The Chifley Tower  Bankers Trust New York Corporation
2 Chifley Square
Sydney, N.S.W. 2000
Australia

Rodney A. McLauchlan         Senior Managing Director                   U.S.
BT Securities Corporation    BT Securities Corporation;
130 Liberty Street           Senior Vice President
New York, NY 10006           Bankers Trust New York Corporation

Timothy S. Rattray           Senior Managing Director                   U.S.
Bankers Trust Company        Bankers Trust Company;
Two Pacific Place            Senior Vice President
36th Floor                   Bankers Trust New York Corporation
88 Queensway
Hong Kong

J. Edward Virtue             Senior Managing Director                   U.S.
BT Securities Corporation    BT Securities Corporation;
130 Liberty Street           Senior Vice President
New York, NY 10006           Bankers Trust New York Corporation

                        BANKERS TRUST INTERNATIONAL PLC

    The following sets forth the name, mailing address, occupation or principal business affiliation and citizenship of each director and executive officer of BTI. To the best knowledge and belief of BTI, none of the following persons beneficially owns any shares of Common Stock.


Name and Mail Address      Occupation or Principal              Citizenship
---------------------                                           ------------
                           Business Affiliation
                           --------------------

Christian Marie Yves       Chairman;                            U.S., France
De Balmann                 Senior Managing Director
Bankers Trust Company      Bankers Trust Company;
1 Appold Street            Senior Vice President
Broadgate, 4th Floor       Bankers Trust New York Corporation
London, EC2A 2HE

Philippe Souviron          Vice Chairman,                       France
Bankers Trust Company      Head of Client Coverage Europe and
1 Appold Street            European County Management
Broadgate, 4th Floor
London, EC2A 2HE

Brian R. Cook              President and Chief Operating        U.K.
Bankers Trust Company      Officer, Executive Director, Head of
1 Appold Street            Global Network Management and
Broadgate, 4th Floor       Control, Head of Global Real Estate
London, EC2A 2HE           and Security

Achilles O. Macris         Executive Director, Head of FX       U.S.
Bankers Trust Company      Client Trading Services
1 Appold Street
Broadgate, 4th Floor
London, EC2A 2HE

Stephen J. Harper          Executive Director, Head of          Canada
Bankers Trust Company      Financial Institutions Merchant Bank
1 Appold Street
Broadgate, 4th Floor
London, EC2A 2HE

Yoav Tamir                   Executive Director, Head of Market     Israel
Bankers Trust Company        Risk London
1 Appold Street
Broadgate, 4th Floor
London, EC2A 2HE

Paul D. Smith                Executive Director,                    U.S.
Bankers Trust Company
130 Liberty Street
New York, New York  10008

Alan Greatbatch              Executive Director, Compliance         U.K.
Bankers Trust Company        Officer, Head of Compliance Europe
1 Appold Street
Broadgate, 4th Floor
London, EC2A 2HE

Nicholas D. Harrison         Executive Director, Global Network     U.K.
Bankers Trust Company        Management and Control Europe
1 Appold Street
Broadgate, 4th Floor
London, EC2A 2HE

Andrew M. Graham             Executive Director, Controller,        U.K.
Bankers Trust Company        Controller Europe
1 Appold Street
Broadgate, 4th Floor
London, EC2A 2HE

Matthew J. Hale              Executive Director, Treasury  Europe   U.K.
Bankers Trust Company
1 Appold Street
Broadgate, 4th Floor
London, EC2A 2HE

William G. Ronai             Executive Director, Credit Europe      U.S.
Bankers Trust Company
1 Appold Street
Broadgate, 4th Floor
London, EC2A 2HE

Graham Clempson              Executive Director, Head of            U.K.
Bankers Trust Company        Structured Finance, London
1 Appold Street
Broadgate, 4th Floor
London, EC2A 2HE

                           BT SECURITIES CORPORATION

    The following sets forth the name, mailing address, occupation or principal business affiliation and citizenship of each director and executive officer of
BT Securities.   To the best knowledge and belief of BT Securities,  none of the following persons beneficially owns any shares of Class A Common Stock.


Name and Mailing Address     Occupation or Principal                 Citizenship
------------------------                                             -----------
                             Business Affiliation
                             --------------------

                             DIRECTORS
                             ---------

Howard M. Schneider          President and CEO                       U.S.
BT Securities Corporation    BT Securities Corporation
130 Liberty Street
New York, New York 10006

Marie Bitetti                Director, Managing Director             U.S.
BT Securities Corporation    BT Securities Corporation
130 Liberty Street
New York, New York 10006

Geralyn A. Fitzgerald        Director, Managing Director             U.S.
BT Securities Corporation    BT Securities Corporation
130 Liberty Street
New York, New York 10006

Kevin R. Flach               Director, Managing Director             U.S.
BT Securities Corporation    BT Securities Corporation
130 Liberty Street
New York, New York 10006

David W. Gittings            Director, Senior Managing Director      U.S.
BT Securities Corporation    BT Securities Corporation
130 Liberty Street
New York, New York 10006

Richard M. Gunthel           Director, Senior Managing Director      U.S.
BT Securities Corporation    BT Securities Corporation
130 Liberty Street
New York, New York 10006

John P. Hardt                Director, Vice President, Treasurer     U.S.
BT Securities Corporation    BT Securities Corporation
130 Liberty Street
New York, New York 10006

Terence J. Mogan             Director, Senior Managing Director,     U.S.
BT Securities Corporation    Chief Credit Officer
130 Liberty Street           BT Securities Corporation
New York, New York 10006

Thomas Quane                 Director, Managing Director,            U.S.
BT Securities Corporation    Controller
130 Liberty Street           BT Securities Corporation
New York, New York 10006

Peter D. Scutt               Director, Senior Managing Director      U.S.
BT Securities Corporation    BT Securities Corporation
130 Liberty Street
New York, New York 10006

J Edward Virtue              Director, Senior Managing Director      U.S.
BT Securities Corporation    BT Securities Corporation;
130 Liberty Street           Senior Managing Director
New York, New York 10006     Bankers Trust Company

Frank Vulpi                  Director, Managing Director, Chief      U.S.
BT Securities Corporation    Operating Officer
130 Liberty Street           BT Securities Corporation
New York, New York 10006

Glen S. Lewy                 Director, Senior Managing Director      U.S.
BT Securities Corporation    BT Securities Corporation
130 Liberty Street
New York, New York 10006

                             PYRAMID VENTURES, INC.


    The following sets forth the name, mailing address, occupation or principal business affiliation and citizenship of each director and executive officer of Pyramid Ventures, Inc. To the best knowledge and belief of Pyramid Ventures, none of the following persons beneficially owns any shares of Class A Common Stock.

                             Occupation or Principal
Name and Mail Address        Business Affiliation                    Citizenship
---------------------        --------------------                    -----------

                             DIRECTORS
                             ---------

Joseph T. Wood               President and Director,                    U.S.
Bankers Trust Company        Pyramid Ventures, Inc.;
130 Liberty Street           Senior Vice President, Bankers Trust
New York, NY 10006           New York Corporation

Joseph A. Manganello, Jr.    Vice President and Director,               U.S.
Bankers Trust Company        Pyramid Ventures, Inc.;
130 Liberty Street           Senior Managing Director and Chief
New York, NY 10006           Credit Officer, Bankers Trust Company;
                             Executive Vice President and Chief
                             Credit Officer, Bankers Trust New
                             York Corporation

Brian Talbot                 Director, Secretary and Treasurer,         U.S.
Bankers Trust Company        Pyramid Ventures, Inc.
130 Liberty Street
New York, NY 10006

                                    ANNEX C



    BTCo., BTNY and BT Securities Corporation are subject to a Written Agreement, dated December 4, 1994 (the "Written Agreement"), with the Federal
                                        -----------------
Reserve Bank of New York and a Memorandum of Understanding, dated December 21, 1994 (the "Memorandum"), with the New York State Banking Department. The
           ---------
Written Agreement and Memorandum are described in BTNY's Forms 8-K, dated December 4, 1994 and January 19, 1994, respectively. These Forms 8-K are hereby incorporated by reference into this Annex C. Because of certain measures instituted by BT Co., BTNY and BT Securities Corporation, the restrictions imposed by the Written Agreement have been removed.

    BT Securities is also subject to an Order, dated December 22, 1994, of the Securities and Exchange Commission and an Order dated December 22, 1994, of the Commodity Futures Trading Commission. These Orders are included in and described in BTNY's Form 8-K, dated December 22, 1994. This Form 8-K is hereby incorporated by reference into this Annex C. Because of certain measures instituted by BT Securities, BT Securities is no longer subject to the Orders.

                                    ANNEX D


     Except as set forth below, none of Pyramid, BTCo., BTI or BT Securities had any transactions in shares of Class A Common Stock within the last 60 days. BT Securities in the ordinary course of business makes a market in the shares of Class A Common Stock and had the following transactions in shares of Class A Common Stock during the sixty days prior to the filing of this Schedule 13D.
All of such transactions were made in the open market and for cash.


Trade Date           Transaction  Quantity   Price
-------------------  -----------  --------  -------
---------------------------------------------------
November 14, 1996     Purchase        1100  31.8864
---------------------------------------------------
November 15, 1996     Purchase        1000  30.7500
---------------------------------------------------
November 18, 1996     Purchase        1000  29.0000
---------------------------------------------------
November 19, 1996       Sale          4000  28.5000
---------------------------------------------------
November 19, 1996     Purchase        4000  28.4063
---------------------------------------------------
November 19, 1996       Sale          1000  28.2500
---------------------------------------------------
November 20, 1996     Purchase        3000  28.1667
---------------------------------------------------
November 20, 1996       Sale          1000  28.5000
---------------------------------------------------
November 22, 1996     Purchase        2000  26.6250
---------------------------------------------------
November 22, 1996       Sale          2000  26.2500
---------------------------------------------------
November 25, 1996     Purchase        8400  24.7976
---------------------------------------------------
November 25, 1996       Sale          5850  24.5983
---------------------------------------------------
November 26, 1996     Purchase         300  24.5000
---------------------------------------------------
November 26, 1996       Sale          1200  24.7813
---------------------------------------------------
November 27, 1996       Sale          2800  24.2500
---------------------------------------------------
November 27, 1996     Purchase        1000  24.5000
---------------------------------------------------
November 29, 1996       Sale          1400  24.7500
---------------------------------------------------

---------------------------------------------------
December 2, 1996        Sale           300  24.5000
---------------------------------------------------
December 2, 1996      Purchase        1000  24.2500
---------------------------------------------------
December 3, 1996        Sale          1000  24.2500
---------------------------------------------------
December 4, 1996      Purchase         200  23.7500
---------------------------------------------------
December 4, 1996        Sale           750  24.7500
---------------------------------------------------
December 5, 1996      Purchase        1000  24.0000
---------------------------------------------------
December 5, 1996        Sale           900  24.0000
---------------------------------------------------
December 10, 1996     Purchase        3000  27.1667
---------------------------------------------------
December 10, 1996       Sale          5000  25.8500
---------------------------------------------------
December 11, 1996       Sale          3625  25.5259
---------------------------------------------------
December 11, 1996     Purchase        4000  25.5625
---------------------------------------------------
December 12, 1996     Purchase        3000  26.4167
---------------------------------------------------
December 12, 1996       Sale          2000  26.6250
---------------------------------------------------
December 16, 1996     Purchase        1000  25.0000
---------------------------------------------------
December 16, 1996       Sale          1000  25.2500
---------------------------------------------------
December 17, 1996     Purchase        1000  26.5000
---------------------------------------------------
December 17, 1996       Sale          2000  25.8750
---------------------------------------------------
December 18, 1996     Purchase       13000  27.3182
---------------------------------------------------
December 18, 1996       Sale          7000  27.3661
---------------------------------------------------
December 19, 1996       Sale          1400  26.5000
---------------------------------------------------
December 20, 1996       Sale          2800  27.1250
---------------------------------------------------
December 23, 1996       Sale          2000  26.5000
---------------------------------------------------
December 23, 1996     Purchase        2000  26.5000
---------------------------------------------------
December 31, 1996     Purchase         100  26.0000
---------------------------------------------------
January 3, 1997       Purchase         800  26.7500
---------------------------------------------------
January 3, 1997         Sale          1000  26.5000
---------------------------------------------------
January 7, 1997       Purchase        1000  26.2500
---------------------------------------------------
January 9, 1997       Purchase        1000  28.5000
---------------------------------------------------

---------------------------------------------------
 January 9, 1997        Sale          3000  28.5833
---------------------------------------------------
January 10, 1997      Purchase        1000  29.5000
---------------------------------------------------
January 10, 1997        Sale          2000  29.5000
---------------------------------------------------
January 13, 1997        Sale          1000  30.5000
---------------------------------------------------
January 14, 1997      Purchase        4500  31.347
---------------------------------------------------
January 15, 1997        Sale          2000  31.500
---------------------------------------------------
January 15, 1997        Sale          1000  31.000
---------------------------------------------------
January 15, 1997      Purchase        1000  30.500
---------------------------------------------------
January 16, 1997      Purchase        2000  30.250
---------------------------------------------------
January 17, 1997        Sale          2000  30.625
---------------------------------------------------
January 17, 1997      Purchase         600  30.750
---------------------------------------------------
January 21, 1997      Purchase        1000  30.000
---------------------------------------------------
January 22, 1997      Purchase        3000  28.417
---------------------------------------------------